Via Facsimile and U.S. Mail
Mail Stop 4720

December 4, 2009

Steve Worland, Ph.D.
President and Chief Executive Officer
Anadys Pharmaceuticals, Inc.
3115 Merryfield Row
San Diego, CA 92121

> **Re:** **Anadys Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2009**
> **Schedule 14A filed April 9, 2009**
> **File Number: 000-50632**

Dear Dr. Worland:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business

Intellectual Property, page 11

1.   Please expand your disclosure here to include how many patents you own,
        identify which patents are related to which product families, and the range of
        expiration dates of those patents.

2.   You state that you hold issued patents and pending patent applications in the
        United States and in foreign countries you deem appropriate. Please expand your
        disclosure to name the foreign countries in which you hold patents, and in which
        you have pending patent applications.

Schedule 14A

Compensation of Executive Officers

Compensation Discussion and Analysis, page 15

Individual Performance and Compensation of the President and CEO, page 18 and
Compensation Highlights for the other NEOs, page 19

3.   You disclose on page 19 the individual performance rating achieved by each
        NEO, as determined by the Compensation Committee. To determine this rating,
        the Compensation Committee evaluated each NEO's performance, taking into
        account the leadership that each NEO exhibited throughout the year to achieve the
        Corporate Goals. Please expand your discussion to explain specifically how the
        Compensation Committee evaluated the performance of each NEO, and arrived at
        the individual performance rating disclosed.

                                    * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your
response that keys your response to our comments. Detailed cover letters greatly
facilitate our review. Please furnish your letter on EDGAR under the form type label
CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 with any questions. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director